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17005974

SEC Mail Processing Section

FEB 28 2017

Washington DC 415

SEC FILE NUMBER
8 - 65894

FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Quantex Clearing, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Hudson St
(No. and Street)

Hoboken	New Jersey	07030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John V Iannone Jr — (201) 706-7152
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath, LLP
(Name -- *if individual. state last. first. middle name*)

480 Madison Ave	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

JM

OATH OR AFFIRMATION

I, John V Iannone Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quantex Clearing LLC , as of December 31 ,20 16 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

Chief Operating & Chief Financial officer

Title

Notary Public

JONATHAN P MORRISON
Notary Public
State of New Jersey
My Commission Expires Apr 15, 2020

This report** contains (check all applicable boxes):

- [X] Facing page.
- [X] Statement of Financial Condition.
- [X] Statement of Income (Loss).
- [X] Statement of Changes in Financial Condition.
- [X] Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] Computation of Net Capital.
- [ ] Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] An Oath or Affirmation.
- [X] A copy of the SIPC Supplemental Report.
- [ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] Independent Auditor's Report Regarding Rule 15c3-3 exemption.
- [X] Rule 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Quantex Clearing, LLC
Hoboken, New Jersey

We have audited the accompanying statement of financial condition of Quantex Clearing, LLC as of December 31, 2016. This financial statement is the responsibility of Quantex Clearing LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Quantex Clearing, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 27, 2017

QUANTEX CLEARING, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS	
Cash and cash equivalents	$ 1,838,158
Non marketable securities	36,917
Deposit with clearing organizations	389,182
Receivables from other broker-dealers	548,452
Securities borrowed	5,891,484
Other assets	66,870
Fixed Assets	
Furniture & Equipment, net	2,876
Total assets	$ 8,773,939
LIABILITIES & MEMBER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 663,870
Securities loaned	5,197,084
Subordinated Debentures	1,500,000
Total liabilities	7,360,954
Commitments and contingencies	
Member's Equity	1,412,985
Total liabilities and member's equity	$ 8,773,939

See accompanying notes to financial statement.

QUANTEX CLEARING, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2016

NOTE 1 - ORGANIZATION

Quantex Clearing, LLC (the "Company") is a self-clearing broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc ("FINRA"). The Company's principal business model engages in a stock loan/stock borrow matchbook business. During 2012, the Company was approved by FINRA to engage as a clearing broker for two correspondent clients with proprietary accounts; however, at December 31, 2016, the Company was not engaged in any clearing activity. The Company was organized as a limited liability company under the laws of the State of Delaware in 2010.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP")

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are generally reported as collateralized financing except where letters of credit or other securities are used as collateral and recorded at contract amounts plus accrued interest. Securities borrowed transactions require the Company to deposit cash and other collateral with lender. At December 31, 2016, the Company has advanced cash under securities borrowed agreements of $5,891,484. With respect to securities loaned, the Company receives collateral generally in an amount in excess of the market value of the securities loaned. At December 31, 2016, the Company has received collateral under securities loaned agreements of $5,197,084. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Furthermore, the Company accrues both interest income and expense on these outstanding debit and credit balances, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Receivables From Other Broker-Dealer and Reserve for Doubtful Accounts

The Company carries its receivables from other broker-dealers at cost less a reserve for doubtful accounts. The Company evaluates its receivables and establishes a reserve for doubtful accounts. The Company can adjust the reserve based on multiple factors which include history of past debts, collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

Uses of Estimates

To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company is a limited liability company, and treated as a partnership for Income taxes reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. Tax years prior the year ended December 31, 2013 are no longer open to examination by federal, state, and local taxing authority.

Fair Value Measurements of Investments in Securities

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The valuation techniques are consistent with the market, cost or income approaches to measuring fair value. If more than one valuation technique is used to measure fair value, the results are evaluated considering the reasonableness of the range of values indicated by those results. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the absorbability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES (continued)

Non Marketable Securities

The Company owns Depository Trust & Clearing Corporation common stock and preferred stock carried at redemption value and par value. These shares are reflected as non-marketable securities.

Concentration

Substantially all the cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses on such accounts and does not believe there to be any significant credit risk with respect to these deposits. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution through December 31, 2016.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	**Estimated Useful Life**	**Principal Method**
Furniture and fixtures	7 years	Declining-balance
Office and other equipment	7 years	Declining-balance
Computer hardware	5 years	Declining-balance
Computer software	3 years	Straight-line
Leasehold improvements	lease term	Straight-line

NOTE 3 – REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined in SEC Rule 15c3-3. At December 31, 2016, the Company had net capital, as defined, of $2,156,210 which was $1,906,210 in excess of its required net capital of $250,000.

The Company did not engage in clearing activity; however, as the Company is approved as a clearing broker, the Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of December 31, 2016, there was no amount of cash required to be segregated in a special reserve account for the exclusive benefit of customers.

NOTE 4 - LEASE COMMITMENTS

The Company leases its premises pursuant to a sublease agreement accounted for as an operating lease. The sublease expires on May 31, 2018. In addition, the Company leases certain of its equipment and software pursuant to an operating lease agreement.

The following is a schedule of future minimum rental payments required under all operating leases:

December 31,	
2017	93,619
2018	39,487
Total	$ 133,106

QUANTEX CLEARING, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2016

NOTE 5 - INDEMNIFICATIONS

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to the Company.

NOTE 6 - SUBORDINATED DEBENTURES

As of August 15, 2014 under Appendix D of the SEC Rule 15c3-1 FINRA has approved the subordinated loan agreement between Quantex Clearing, LLC and Somata Securities Ltd. in the amount of $1,500,00.00 with a maturity date of August 15, 2017. Subject to the terms and conditions, Quantex Clearing, LLC agreed to pay to the Lender a yearly interest rate of 2%. The Company is in compliance with all debt covenants as of December 31, 2016.

NOTE 7 - LINE OF CREDIT

The Company has entered into a financing agreement with Lakeside Bank that permits the Company to borrow, on a revolving line of credit basis through May 30, 2017, an amount up to $5,000,000, bearing interest at the sum of 3.5% annually. There was no outstanding principal balance on the line of credit under the financing agreement at December 31, 2016.